UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Applied UV, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03828V105

(CUSIP Number)

Brian Stern

12340 W Cedar Dr

Lakewood, CO 80228

720-531-4152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.

CUSIP No.  03828V105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Colorado, U.S.A.

7	SOLE VOTING POWER 2,015,300(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 2,015,300(1)
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,015,300(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.09% using 12,817,189 shares outstanding, which is the number of shares issued and outstanding as of November 15, 2022 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

14	TYPE OF REPORTING PERSON IN

(1)	Includes 189,774 shares of common stock of the Issuer obtainable upon conversion of 189,774 shares of the Issuer’s 5% Series C Cumulative Perpetual Preferred Stock.

SCHEDULE 13D

Item 1. Security and Issuer:

This Schedule 13D relates to the shares of common stock of Applied UV, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 150 North Macquesten Parkway, Mount Vernon, NY 10550 U.S.A.

Item 2. Identity and Background:

(a) Name:

Brian Stern

(b) Residence or business address:

12340 W Cedar Dr

Lakewood, CO 80228

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

President of the Puro Lighting Division of SteriLumen, Inc. at 150 North Macquesten Parkway Mount Vernon, NY 10550 U.S.A. Chief Executive Officer of Puro Lighting, LLC and LED Supply Co. LLC at 12340 W Cedar Dr Lakewood, CO 80228.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

Not applicable.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

Not applicable.

(f) Citizenship.

State of Colorado, U.S.A.

Item 3. Source and Amount of Funds or Other Consideration:

On January 26, 2023, Brian Stern received 1,825,526 shares of the Issuer’s common stock as consideration for the acquisition of PURO Lighting, LLC (“PURO”) and LED Supply Co., LLC by the Issuer from Mr. Stern and the other interest holders of PURO and LED Supply pursuant to two merger agreements. In connection with the acquisitions, Mr. Stern also received 189,774 shares of the Issuer’s 5% Series C Cumulative Perpetual Preferred Stock, each share of which is convertible into one share of the Issuer’s common stock. 508,750 shares of common stock are subject to an 18-month lock-up agreement with the issuer and are subject to cancellation to compensate the Issuer for indemnity claims under the merger agreements. Mr. Stern has sole voting power and the power of disposition (other than with respect to the shares that are subject to the lock-up) with respect to the shares of common stock.

Item 4. Purpose of Transaction:

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

See Item 3.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Not applicable.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

See Item 3.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

Not applicable.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

As a closing condition to the acquisitions set forth in Item 3, above, Brian Stern was elected to the Board of Directors of the Issuer on February 1, 2023.

(e) Any material change in the present capitalization or dividend policy of the issuer;

See Item 3.

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

Not applicable.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

Not applicable.

(j) Any action similar to any of those enumerated above.

Not applicable.

Item 5. Interest in Securities of the Issuer:

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

See Item 3. Mr. Stern owns 12.09% using 12,817,189 shares outstanding, which is the number of shares issued and outstanding as of November 15, 2022 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

See Item 3.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§ 240.13d-101), whichever is less, by the persons named in response to paragraph (a).

See Item 3.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not applicable.

Item 7. Material to Be Filed as Exhibits:

The following shall be filed as exhibits: Copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(k) and copies of all written agreements, contracts, arrangements, understanding, plans or proposals relating to: (1) The borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

10.1	Agreement and Plan of Merger dated as of December 19, 2022, by and among the Company, PURO Acquisition Sub I, Inc., PURO Acquisition Sub II, LLC, PURO Lighting, LLC, Brian Stern, Andrew Lawrence, and the Member Representative*
10.2	Agreement and Plan of Merger dated as of December 19, 2022, by and among the Company, LED Supply Acquisition Sub I, Inc., LED Supply Acquisition Sub II, LLC, LED Supply Co. LLC, Brian Stern, Andrew Lawrence, and the Member Representative*
10.3	Amendment to Agreement and Plan of Merger dated as of January 26, 2023, by and among the Company, PURO Acquisition Sub I, Inc., PURO Acquisition Sub II, LLC, PURO Lighting, LLC, Brian Stern, Andrew Lawrence, and the Member Representative**
10.4	Amendment to Agreement and Plan of Merger dated as of January 26, 2023, by and among the Company, LED Supply Acquisition Sub I, Inc., LED Supply Acquisition Sub II, LLC, LED Supply Co. LLC, Brian Stern, Andrew Lawrence, and the Member Representative**

*	Incorporated by reference to the Form 8-K filed on December 20, 2022

**	Incorporated by reference to the Form 8-K filed on February 1, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 6, 2023

By:	/s/ Brian Stern
Brian Stern